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                                                         OMB APPROVAL
                   UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION       OMB NUMBER:           3235-0360
              WASHINGTON, D.C. 20549             EXPIRES:          JULY 31, 2006
                                                 ESTIMATED AVERAGE BURDEN
                   FORM N-17f-2                  HOURS PER RESPONSE..........1.0

 Certificate of Accounting of Securities and Similar
           Investments in the Custody of
          Management Investment Companies
     Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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
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1. Investment Company Act File Number:                                          Date examination completed:

811-5151                                                                        March 31, 2004
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2. State identification Number:
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     AL                AK                AZ                AR                CA                CO
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     CT                DE                DC                FL                GA                HI
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     ID                IL                IN                IA                KS                KY
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     LA                ME                MD                MA                MI                MN
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     MS                MO                MT                NE                NV                NH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     NJ                NM                NY                NC                ND                OH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     OK                OR                PA                RI                SC                SD
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     TN                TX                UT                VT                VA                WA
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     WV                WI                WY                PUERTO RICO
     ---------------   ---------------   ---------------   ---------------------------------------------------
     Other (specify):
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3. Exact name of investment company as specified in registration statement:

J.P. Morgan Mutual Fund Group
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4. Address of principal executive office (number, street, city, state, zip code):

Stephen M. Ungerman, 522 Fifth Avenue, New York, New York 10036
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)
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[PRICEWATERHOUSECOOPERS LLP LOGO]

                                                 PRICEWATERHOUSECOOPERS LLP
                                                 1177 Avenue of the Americas
                                                 New York NY 10036
                                                 Telephone (646) 471 4000
                                                 Facsimile (646) 471 4100


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of J.P. Morgan Mutual Fund Group:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the J.P. Morgan Mutual Fund Group's (the "Group") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of March 31, 2004. Management is responsible for the Group's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Group's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Group's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2004, and with respect to agreement of security purchases and sales, for the period from July 31, 2003 (the date of our last examination), through March 31, 2004:

- Count and inspection of all securities located in the vault of the JPMorgan Chase Bank, New York (the "Custodian") at 4 New York Plaza, 11th Floor, NY, NY 11245 without prior notice to management;

- Confirmation of all securities held by the Depository Trust Company in book entry form;

- Testing of securities and similar investments held by the Depository Trust Company in book entry form via evaluation of the reconciliation procedures used by the Custodian and testing of reconciling items;

- Reconciliation of all such securities to the books and records of the Group and the Custodian;

- Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Group to broker confirmations.

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We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Group's compliance with specified requirements.

In our opinion, management's assertion that the J.P. Morgan Mutual Fund Group was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2004 with respect to securities reflected in the investment accounts of the Group is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


PRICEWATERHOUSECOOPERS LLP
July 22, 2004

                                        2
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    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940


We, as members of management of the J.P. Morgan Mutual Fund Group (the "Group") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Group's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2004, and from July 31, 2003 through March 31, 2004.

Based on this evaluation, we assert that the Group was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2004, and from July 31, 2003 through March 31, 2004, with respect to securities reflected in the investment accounts of the Group.


By:  Patricia Maleski
     ------------------------------------------------------
      Name of Company Official

     Vice President
     ------------------------------------------------------
      Title

     7/23/2004
     ------------------------------------------------------
      Date